July 7, 2026

Ted Kim
Chief Executive Officer
K Wave Media Ltd.
121 South Church Street
George Town, Grand Cayman
KY1-1104
Cayman Islands

        Re: K Wave Media Ltd.
            Registration Statement on Form F-3
            Filed June 30, 2026
            File No. 333-297167
Dear Ted Kim:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Andrew M. Tucker